                                                                  EXHIBIT 23.1

                        INDEPENDENT AUDITORS' CONSENT

   We consent to the incorporation by reference in Registration Statements Nos. 33-56354, 33-70632, 33-72752, 33-83956, 33-94756,
333-06733, 333-03532, and 333-06939 of HFS Incorporated (the "Company") on
Form S-8 and Registration Statements No. 333-11029, 333-11031, and 333-17453 of the Company on Form S-3 of our report dated February 22, 1996
(November 12, 1996 as to Note 17) related to the consolidated financial position of HFS Incorporated and subsidiaries at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995.

Deloitte & Touche LLP
Parsippany, New Jersey
March 21, 1997

                         INDEPENDENT AUDITORS' REPORT

 #############################################################################

                               GRAPHIC OMITTED
                              IGT: "Deloitte & Touche LLP"

 #############################################################################

TO THE BOARD OF DIRECTORS AND
STOCKHOLDERS OF HFS INCORPORATED:

   We have audited the accompanying consolidated balance sheets of HFS Incorporated (formerly Hospitality Franchise Systems, Inc.) and its subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995. Our audits also included the financial statement schedules listed in the Index at Item 14(a)(2). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of HFS Incorporated and its subsidiaries at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

/s/ Deloitte & Touche LLP
Parsippany, New Jersey
February 22, 1996 (November 12, 1996 as to Note 17)

                       HFS INCORPORATED AND SUBSIDIARIES
                         CONSOLIDATED BALANCE SHEETS
                      (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                            DECEMBER 31,
                                                                     ------------------------
                                                                          1995         1994
                                                                     ------------  ----------

ASSETS
CURRENT ASSETS
Cash and cash equivalents...........................................   $   16,109    $  5,956
Royalty accounts and notes receivable, net of allowance for
 doubtful accounts of $12,354 and $9,828............................       37,326      21,665
Marketing and reservation receivables, net of allowance for
 doubtful accounts of $6,858 and $3,860.............................       22,297      19,988
Relocation receivables..............................................       51,180          --
Other current assets................................................       21,304      15,602
Deferred income taxes...............................................       20,200      13,200
                                                                     ------------  ----------
TOTAL CURRENT ASSETS................................................      168,416      76,411
Property and equipment--net.........................................       67,892      37,813
Franchise agreements--net of accumulated amortization of $65,905
 and $49,250........................................................      517,218     495,026
Excess of cost over fair value of net assets acquired--net of
 accumulated amortization of $13,352 and $7,222 ....................      356,754     149,295
Other assets........................................................       55,528      15,552
                                                                     ------------  ----------
TOTAL ASSETS........................................................   $1,165,808    $774,097
                                                                     ============  ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable and other..........................................   $   73,724    $ 44,024
Income taxes payable................................................       38,640      24,406
Accrued acquisition obligations ....................................       10,276          --
Current portion of long-term debt...................................        2,249       1,597
                                                                     ------------  ----------
TOTAL CURRENT LIABILITIES...........................................      124,889      70,027
Long-term debt......................................................      300,778     347,416
Other liabilities...................................................       17,150       4,185
Deferred income taxes...............................................       82,800      71,900
Commitments and contingencies (Note 8) .............................
Series A Adjustable Rate Preferred Stock of Century 21 .............       80,000          --
STOCKHOLDERS' EQUITY
Preferred stock, $1.00 par value--authorized 10,000,000 shares;
 none issued and outstanding........................................           --          --
Common stock, $.01 par value--authorized 300,000,000 shares; issued
 and outstanding, 102,538,756 and 92,600,160 shares.................        1,025         926
Additional paid-in capital..........................................      475,562     275,769
Retained earnings...................................................       83,604       3,874
Treasury Stock, at cost ............................................           --          --
                                                                     ------------  ----------
TOTAL STOCKHOLDERS' EQUITY..........................................      560,191     280,569
                                                                     ------------  ----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY..........................   $1,165,808    $774,097
                                                                     ============  ==========

         See accompanying notes to consolidated financial statements.

                       HFS INCORPORATED AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF INCOME
                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                        YEARS ENDED DECEMBER 31,
                                                  ----------------------------------
                                                      1995        1994        1993
                                                  ----------  ----------  ----------

REVENUE
Franchise........................................   $361,238    $283,244    $245,189
Other............................................     51,745      29,303      11,881
                                                  ----------  ----------  ----------
TOTAL REVENUE....................................    412,983     312,547     257,070
                                                  ----------  ----------  ----------
EXPENSES
Marketing and reservation........................    143,965     130,268     116,700
Selling, general and administrative..............     74,449      46,018      40,315
Depreciation and amortization....................     30,857      23,723      19,153
Interest.........................................     21,789      18,685      20,234
Other ...........................................      7,018       3,210          --
                                                  ----------  ----------  ----------
TOTAL EXPENSES...................................    278,078     221,904     196,402
                                                  ----------  ----------  ----------
Income before income taxes and
 extraordinary loss..............................    134,905      90,643      60,668
Provision for income taxes.......................     55,175      37,154      26,345
                                                  ----------  ----------  ----------
Income before extraordinary loss.................     79,730      53,489      34,323
Extraordinary loss, net of tax benefit of
 $8,775..........................................         --          --      12,845
                                                  ----------  ----------  ----------
NET INCOME.......................................   $ 79,730    $ 53,489    $ 21,478
                                                  ==========  ==========  ==========
PER SHARE INFORMATION (PRIMARY)
 Income before extraordinary loss................   $    .74    $    .53    $    .35
 Extraordinary loss..............................         --          --         .13
                                                  ----------  ----------  ----------
 Net income......................................   $    .74    $    .53    $    .22
                                                  ==========  ==========  ==========
 Weighted average common and common equivalent
  shares outstanding.............................    113,817     100,874      98,920
                                                  ==========  ==========  ==========
PER SHARE INFORMATION (FULLY DILUTED)
 Income before extraordinary loss................   $    .73    $    .53    $    .34
 Extraordinary loss..............................         --          --         .13
                                                  ----------  ----------  ----------
 Net income......................................   $    .73    $    .53    $    .21
                                                  ----------  ----------  ----------
 Weighted average common and common equivalent
  shares outstanding.............................    115,654     100,874     100,228
                                                  ==========  ==========  ==========

         See accompanying notes to consolidated financial statements.

                      HFS INCORPORATED AND SUBSIDIARIES
               CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                (IN THOUSANDS)

                                  COMMON STOCK
                              -------------------
                                                     ADDITIONAL
                                                      PAID-IN      RETAINED
                                SHARES     AMOUNT     CAPITAL      EARNINGS     TOTAL
                              ---------  --------  ------------  ----------  ----------
Balance, January 1, 1993 ....    85,502    $  855     $217,022     $  8,682    $226,559
Issuance of common stock ....     2,000        20       15,138           --      15,158
Exercise of stock options ...       718         7        2,057           --       2,064
Tax benefit from exercise of
 stock options...............        --        --        2,150           --       2,150
Net income...................        --        --           --       21,478      21,478
                              ---------  --------  ------------  ----------  ----------
Balance, December 31, 1993 ..    88,220       882      236,367       30,160     267,409
Issuance of common stock ....     4,140        42       55,900           --      55,942
Exercise of stock options ...       240         2          945           --         947
Tax benefit from exercise of
 stock options...............        --        --        1,002           --       1,002
Distribution of Chartwell
 Leisure Inc. ...............        --        --      (18,445)     (79,775)    (98,220)
Net income...................        --        --           --       53,489      53,489
                              ---------  --------  ------------  ----------  ----------
Balance, December 31, 1994 ..    92,600       926      275,769        3,874     280,569
Issuance of common stock ....     8,341        83      178,240           --     178,323
Exercise of stock options ...       605         6        3,415           --       3,421
Tax benefit from exercise of
 stock options...............        --        --        3,237           --       3,237
Exercise of stock warrants ..       991        10       14,872           --      14,882
Conversion of 4 1/2% Notes ..         2        --           29           --          29
Net income...................        --        --           --       79,730      79,730
                              ---------  --------  ------------  ----------  ----------
Balance, December 31, 1995 ..   102,539    $1,025     $475,562     $ 83,604    $560,191
                              =========  ========  ============  ==========  ==========

See accompanying notes to consolidated financial statements.

                       HFS INCORPORATED AND SUBSIDIARIES
                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                                (IN THOUSANDS)

                                                                YEARS ENDED DECEMBER 31,
                                                         -------------------------------------
                                                             1995         1994         1993
                                                         -----------  -----------  -----------

OPERATING ACTIVITIES
Net income..............................................   $  79,730    $  53,489    $  21,478
Adjustments to reconcile net income to net cash
 provided by operating activities:
  Depreciation and amortization, including amortization
   of deferred financing costs..........................      32,097       24,506       21,901
  Provision for bad debt expense .......................      10,177        6,262        6,501
  Deferred income taxes.................................       9,100        8,300       15,817
  Deferred rent.........................................        (348)        (285)        (298)
  Deferred financing costs..............................        (192)      (3,322)     (11,017)
  Extraordinary loss....................................          --           --       21,620
  Gain on sale of securities............................          --       (1,044)          --
  Increase (decrease) from changes in:
   Royalty accounts and notes receivable................      (5,373)      (8,633)         720
   Marketing and reservation receivables................      (6,134)      (5,195)      (2,678)
   Relocation receivables...............................      (5,984)          --           --
   Other assets.........................................      (4,679)      (5,301)      (2,590)
   Accounts payable and other...........................      (5,093)      (2,242)      (8,933)
   Income taxes payable.................................      17,471       23,541        6,276
   Other liabilities....................................      (1,397)      (1,000)      (1,125)
                                                         -----------  -----------  -----------
Net cash provided by operating activities...............     119,375       89,076       67,672
                                                         -----------  -----------  -----------
INVESTING ACTIVITIES
Purchase of land and building...........................     (14,311)          --           --
Other property and equipment additions..................     (10,212)     (11,377)      (8,280)
Proceeds from sale of assets............................          --        4,697           --
Loans and investments ..................................     (33,783)     (42,524)     (20,207)
Principal payments received on loans....................          --          341        4,017
Net assets acqired, excluisve of cash acquired .........     (70,647)          --     (126,098)
                                                         -----------  -----------  -----------
Net cash used in investing activities...................    (128,953)     (48,863)    (150,568)
                                                         -----------  -----------  -----------
FINANCING ACTIVITIES
Principal payments--long-term debt......................     (46,954)    (152,131)    (671,650)
Issuance of common stock................................      51,808          933        1,892
Redemption of warrants..................................      14,877           --           --
Cash distribution to Chartwell Leisure Inc.  ...........          --      (50,000)          --
Proceeds from borrowings................................          --      150,000      744,524
Purchase of treasury stock .............................          --           --           --
Redemption of Series A Preferred Stock .................          --           --           --
Net cash provided by (used in) financing activities ....     (19,731)     (51,198)      74,766
                                                         -----------  -----------  -----------
Net increase (decrease) in cash and cash eqluivalents ..      10,153      (10,985)      (8,130)
Cash and cash equivalents, beginning of period .........       5,956       16,941       25,071
                                                         -----------  -----------  -----------
Cash and cash equivalents, end of period................   $  16,109    $   5,956    $  16,941
                                                         ===========  ===========  ===========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the year for:
  Interest..............................................   $  19,161    $  16,788    $  17,764
                                                         -----------  -----------  -----------
  Taxes.................................................   $  28,139    $   5,313    $   1,198
                                                         -----------  -----------  -----------

         See accompanying notes to consolidated financial statements.

                      HFS INCORPORATED AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   A. DESCRIPTION OF BUSINESS -- HFS Incorporated (together with its subsidiaries, the "Company"), formerly Hospitality Franchise Systems, Inc., engages in the business of franchising guest lodging facilities (lodging segment) and residential real estate brokerage offices (real estate segment) and provides operational and administrative services to its franchisees under the names CENTURY 21(Registered Trademark), Days Inn(Registered Trademark), Electronic Realty Associates(Registered Trademark) (ERA(Registered Trademark)), Howard Johnson(Registered Trademark), Knights Inn(Registered Trademark), Ramada(Registered Trademark), Super 8(Registered Trademark), Travelodge(Registered Trademark) and Villager Lodge(Registered Trademark) ("Villager"). The Company also sublicenses its trademarks and provides access to its franchisees and their customers to preferred vendors who provide value-added services to the Company's franchisees.

   B. PRINCIPLES OF CONSOLIDATION -- The consolidated financial statements include the accounts and transactions of the Company together with its wholly owned and majority owned subsidiaries. All material intercompany balances and transactions have been eliminated in consolidation. The consolidated financial statements of the Company include the assets and liabilities of Ramada Franchise Systems, Inc., an entity controlled by the Company by virtue of its ownership of 100% of the common stock of such entity. The assets of Ramada Franchise Systems, Inc. are not available to satisfy the claims of any creditors of the Company or any of its other affiliates, except as otherwise specifically agreed by Ramada Franchise Systems, Inc.

   C. RELOCATION RECEIVABLES -- The Company provides relocation services to client corporations which include responsibility for the sale of a transferee's residence, providing equity advances on transferee residences for the purchase of a new home and certain home management services. Advances provided to transferees are repaid to the Company when the transferee's home is resold. Such advances have a variable interest rate and are guaranteed by the client corporation.

   D. PROPERTY AND EQUIPMENT -- Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation is computed by the straight-line method over the estimated useful lives of the related assets. Amortization of leasehold improvements is computed by the straight-line method over the estimated useful life of the related asset or the lease term, if shorter. Interest costs associated with the purchase of a centralized reservation system approximating $82,000, $246,000 and $440,000 in 1995, 1994 and 1993, respectively, were capitalized and are being amortized over the estimated useful life of the related asset. The Company periodically evaluates the recoverability of property and equipment by comparing the carrying value to current and expected cash flows seperately for each business segment in which the property and equipment is employed.

   E. FRANCHISE AGREEMENTS -- Franchise agreements are recorded at their estimated fair values at the date acquired and amortized over the estimated period to be benefited ranging from 22 to 40 years using the straight-line method. The Company periodically evaluates the recoverability of franchise agreements by comparing the carrying value to current and expected future cash flows on a separate basis for each franchise brand.

   F. EXCESS OF COST OVER FAIR VALUE OF NET ASSETS ACQUIRED -- The excess of cost over fair value of net assets acquired is being amortized on a straight-line basis over the estimated useful lives, ranging from 20 to 40 years. The Company periodically evaluates the recoverability of excess of cost over fair value of net assets acquired by comparing the carrying value to current and expected future cash flows on a separate basis for each acquisition.

   G. FRANCHISE ACQUISITION COSTS -- The Company expenses direct costs relating to franchise sales on the date the property opens. These costs are included in selling, general and administrative expenses.

   H. OTHER DEFERRED COSTS -- Deferred financing costs are amortized over the life of the related debt using the interest method.

    I. REVENUE RECOGNITION -- Franchise revenue consists of royalty, marketing and reservation fees which are based on a percentage of franchised lodging properties' gross room sales and franchised real estate brokerage offices' gross commissions earned on sales of real estate properties. Franchise fees are accrued as the underlying franchisee revenue is earned. Initial fees included in franchise fees are recorded as revenue when the lodging property or real estate brokerage office opens as a franchised unit. Other revenue primarily consists of revenue generated from: agreements (recognized as earned) that provide preferred vendors (vendors who provide value-added services to the Company's franchisees) access to the Company's franchisees and their customers; relocation services provided to client corporations; and marketing and other services provided to casino gaming facilities.

Other revenue consists of ($000's):

                                     FOR THE YEARS ENDED DECEMBER
                                                 31,
                                   ------------------------------
                                      1995       1994       1993
                                   ---------  ---------  --------
Preferred vendor and license
 fees.............................   $20,881    $13,901   $ 6,483
Relocation services...............     8,204         --        --
Gaming services...................    13,431      8,509       434
Other.............................     9,229      6,893     4,964
                                   ---------  ---------  --------
Other revenue.....................   $51,745    $29,303   $11,881
                                   =========  =========  ========

   J. INCOME TAXES -- The Company uses the liability method of recording deferred income taxes. Differences in financial and tax reporting result from differences in the recognition of income and expenses for financial and income tax purposes as well as differences between the fair value of assets acquired in business combinations accounted for as purchases and their tax bases. The Company and its subsidiaries file a consolidated Federal income tax return.

   K. CASH AND CASH EQUIVALENTS -- The Company considers highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. The carrying value of cash and cash equivalents approximates fair value because of their short-term maturities.

   L. SHARE INFORMATION -- Earnings per share are based upon the weighted average number of common and common equivalent shares outstanding during the respective periods. The $150 million 4 1/2% Convertible Senior Notes issued in October 1994 are anti-dilutive for the year ended December 31, 1994, and accordingly are not included in the computation of earnings per share for 1994. On November 17, 1995, the Company's Board of Directors authorized a two-for-one stock split which was effected in the form of a 100% stock dividend on February 14, 1996 to stockholders of record on January 30, 1996. In February 1994, the Company's Board of Directors authorized a two-for-one stock split effected in the form of a 100% stock dividend in April 1994. All share, per share, stock price and stock option plan information presented herein has been retroactively adjusted to reflect the stock splits.

   M. USE OF ESTIMATES -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from those estimates.

   N. RECLASSIFICATIONS -- Certain reclassifications have been made to the 1994 and 1993 consolidated financial statements to conform with classifications used in 1995.

2. ACQUISITIONS

   The following acquisitions were accounted for using the purchase method of accounting; accordingly, assets acquired and liabilities assumed were recorded at their estimated fair values. The results of operations of acquisitions completed in 1995 have been included in the Company's consolidated results since the respective dates of acquisition.

COMPLETED IN 1995

   A. CENTURY 21 -- On August 1, 1995, a majority owned Company subsidiary, C21 Holding Corp. ("Holding"), acquired Century 21 Real Estate Corporation ("Century 21") from Metropolitan Life

 Insurance Company ("MetLife"). Aggregate consideration for the acquisition consisted of $245 million plus expenses, including an initial cash payment of $70.2 million, 4 million shares of the Company's common stock valued at $65 million, the assumption of $80 million of Century 21 redeemable preferred stock issued to MetLife prior to the acquisition and subsequently redeemed on February 28, 1996 and a $30 million contingent payment also made on February 28, 1996. The preferred stock dividend paid by the Company in 1995 in connection with the Century 21 redeemable preferred stock was $1.7 million and is included as interest expense in the consolidated statement of income for the year ended December 31, 1995. Excess of cost over fair value of net assets acquired recorded in connection with the acquisition of Century 21 was $140.0 million. A management group including Holding's chief executive officer, who is also a director of the Company, owns 12.5% of Holding's common stock. The chief executive officer and two management group executives entered into renewable employment agreements with the Company with initial terms that commenced on November 1, 1995 and expire on December 31, 1997. The Company has a call option to purchase Holding common stock owned by the management group after January 1, 1998 for the fair market value of such stock when and if the option is exercised. The management group has a put option to require the Company to purchase all their Holding common stock after January 1, 1998 at fair market value.

   The Company and certain stockholders sold approximately 6.4 million common shares pursuant to a public offering on September 19, 1995 ("Offering"). Included in the Offering were 4 million shares issued to MetLife ("MetLife Shares") as partial consideration for the acquisition of Century 21. In accordance with the Century 21 acquisition agreements, the Company received $28.9 million representing proceeds from the sale of the MetLife Shares in excess of a $17.50 per share cap, net of certain expenses of the Offering. In connection with the Offering, the Company also received $20.1 million of proceeds, net of certain expenses of the Offering, from the sale of 835,800 shares issued upon the exercise of an underwriter over-allotment option. Net proceeds from the Offering received by the Company resulted in corresponding increases in stockholders' equity.

   The Company has recorded liabilities for charges to be incurred in connection with the restructuring of acquired Century 21 operations. This acquisition was consummated in 1995 and resulted in the consolidation of facilities, involuntary termination and relocation of employees, and elimination of duplicative operating and overhead activities. The following table provides details of these charges by type. At December 31, 1995 the Company was in the process of transitioning operations and expects to complete the restructuring late in 1996.

                        CENTURY 21
Personnel related  ..    $10,550
Facility related ....     13,000
Other costs..........        450
                      ------------
Total................    $24,000
                      ============
Terminated
 employees...........        319

   Personnel related charges include termination benefits such as severance, wage continuation, medical and other benefits. Facility related costs include contract and lease terminations, temporary storage and relocation costs associated with assets to be disposed of, and other charges incurred in the consolidation of excess office space. During 1995, approximately $16,260,000 was paid and charged against the restructuring liability.

   B. KNIGHTS INN -- On August 31, 1995, the Company acquired the assets comprising the Knights Inn hotel franchise system, an economy hotel franchise system, for approximately $15 million plus expenses.

   C. CENTRAL CREDIT, INC. -- On May 11, 1995, the Company acquired by merger (the "CCI Merger") Casino & Credit Services, Inc.'s ("CACS") gambling patron credit information business, Central Credit, Inc. ("CCI"). The Company acquired all of the common stock of CACS for approximately $38 million by issuing approximately 2.4 million shares of the Company's common stock and warrants to acquire up to approximately 1.0 million additional shares of the Company's common stock. The exercise price for the warrants range from 28.56 to 39.27 per share. The range of exercise price is a result of the various exercise prices of the underlying warrants which were issued at various dates and prices. Prior to the acquisition, CACS distributed to its shareholders all net assets not related to the gambling patron credit information business.

   In connection with the acquisitions completed in 1995, the Company acquired the following net assets ($000's):

                                                         CENTURY 21     OTHER        TOTAL
                                                       ------------  ----------  -----------
Current assets........................................     40,945        1,917       72,862
Franchise agreements..................................     33,500        5,175       38,675
Excess of cost over fair value of net assets
 acquired.............................................    140,000       45,449      185,449
Other.................................................      5,442        8,500       13,942
Accounts payable and other............................    (15,399)      (6,317)     (21,716)
Accrued acquisition obligations.......................    (24,000)          --      (24,000)
Deferred rent and other...............................     (9,364)      (3,400)     (12,764)
                                                       ------------  ----------  -----------
Fair value of net assets acquired.....................    201,124       51,324      252,448
Assumption of preferred stock.........................    (80,000)          --      (80,000)
Common stock issued...................................    (65,000)     (36,801)    (101,801)
                                                       ------------  ----------  -----------
Cash paid, net of cash acquired.......................     56,124       14,523       70,647
                                                       ============  ==========  ===========

COMPLETED IN 1996 OR PENDING

   D. TRAVELODGE -- On January 23, 1996, the Company purchased the assets comprising the Travelodge hotel franchise system in North America, including the Travelodge and Thriftlodge(Registered Trademark) service marks, and franchise agreements from Forte Hotels, Inc. ("FHI") for $39.3 million.

   Concurrent with the Company's acquisition of the Travelodge franchise system, Motels of America, Inc., through a wholly owned subsidiary, (collectively "MOA"), purchased 20 Travelodge motels from FHI for $32.3 million. MOA, a significant Company franchisee, entered into twenty year Travelodge and Ramada franchise agreements for nineteen and one acquired motels, respectively. The Company financed $10 million of MOA's purchase price under a $10 million revolving credit facility, bearing interest at 14% per annum. The loan is guaranteed by a parent company of MOA and secured by approximately 80% of MOA's outstanding common stock.

   In addition, Chartwell Leisure Inc. ("CHRT"), formerly National Lodging Corp., a former wholly owned Company subsidiary which was distributed to the Company shareholders on November 22, 1994 (the "Distribution Date") (See Note
9), purchased all of the capital stock of FHI for $98.4 million. FHI owns or has an interest in 112 hotel and motel properties. In connection with CHRT's acquisition, the Company guaranteed $75 million of CHRT borrowings under a $125 million revolving credit facility entered into by CHRT with certain banks. The Company is to be paid a guarantee fee of 2% per annum of the outstanding guarantee commitment by the Company pursuant to a financing agreement entered into between CHRT and the Company at the Distribution Date (the "Financing Agreement"). The Financing Agreement was modified to allow the Company to provide credit enhancements for hotel industry investments. The Company and CHRT terminated or modified other agreements entered into with CHRT at the Distribution Date, including a gaming related marketing services agreement and an advisory agreement. CHRT paid the Company an advisory fee of approximately $2 million in connection with CHRT's acquisition of FHI.

   E. ERA -- On February 12, 1996, the Company purchased the assets comprising the Electronic Realty Associates residential real estate brokerage franchise system for approximately $36.8 million, subject to certain working capital adjustments. The Company has also entered into an agreement to purchase the ERA affiliates which conduct the ERA home warranty business in eight states for $9.2 million, subject to certain working capital adjustments. The purchase of these affiliates is subject to the approval of certain state insurance authorities and is expected to be completed during the second quarter of 1996.

    F. CENTURY 21 NON-OWNED REGIONS --During the second quarter of 1996, the Company purchased from four independent master licensees, the six U.S. previously non-owned Century 21 regions ("Century 21 NORS") consisting of more than 1,000 franchised real estate offices. The $147 million aggregate purchase price consisted of approximately $96 million in cash, $5 million in notes and $46 million (approximately 0.9 million shares) in Company common stock.

PRO FORMA INFORMATION

   The following information reflects the pro forma consolidated results of operations for the years ended December 31, 1995 and 1994 assuming the following occurred on January 1, 1994: the distribution of CHRT; the acquisitions of Century 21, the CENTURY 21 NORS, and the Travelodge and ERA franchise systems; the CCI Merger and the proceeds from the issuance of the convertible senior notes issued February 22, 1996 (See Note 6) to the extent such proceeds were used to finance acquisitions. The acquisitions have been accounted for using the purchase method of accounting. Accordingly, assets acquired and liabilities assumed will be recorded at their estimated fair values, which are subject to further refinement, based upon appraisals and other analyses with appropriate recognition given to the effect of current interest rates and income taxes. The pro forma results are not necessarily indicative of the results of operations that would have occurred had the transactions been consummated as indicated nor are they intended to indicate results that may occur in the future. The pro forma results of operations include the amortization expense associated with assets acquired, the reflection of the Company's financing arrangements, the elimination of redundant costs and the related income tax effects. The effect of the acquisitions of the Knights Inn and Villager (acquired November 4, 1994) hotel franchise systems are not included as they are not material to the operating results of the Company.

                                                             PRO FORMA
(In thousands, except per share amounts):                   (UNAUDITED)
                                                      ----------------------
                                                        FOR THE YEARS ENDED
                                                            DECEMBER 31,
                                                      ----------------------
                                                          1995        1994
                                                      ----------  ----------
Revenue..............................................   $573,021    $542,675
Income before income taxes...........................    130,306     100,169
Net income...........................................     76,264      58,071
                                                      ----------  ----------
Net income per share (fully diluted).................   $    .68    $    .50
                                                      ----------  ----------
Weighted average common and common equivalent shares
 outstanding.........................................    119,359     116,616
                                                      ----------  ----------

   In connection with its acquisitions, HFS developed related business plans to restructure each of the respective acquired companies, which may result in future cost savings subsequent to the acquisitions. HFS's restructuring plans in each case were developed prior to the consummation of the respective acquisitions and were implemented concurrent with the consummation of the acquisitions. Restructuring plans included the involuntary termination and relocation of employees, the consolidation and closing of facilities and the elimination of duplicative operating and overhead activities. Pursuant to HFS's specific restructuring plans, certain selling, general and administrative expenses may not be incurred subsequent to each acquisition that existed prior to consummation. In addition, there are incremental costs in the conduct of activities of the acquired companies prior to the acquisitions that may not be incurred subsequent to consummation and have no future economic benefit to HFS. The estimated cost savings that HFS believes would have been attained had its acquisitions occurred on January 1, 1994 and the related impact of such cost savings on pro forma net income and net income per share for the years ended December 31, 1995 and 1994 are $27.9 million or $0.23 per share and $35.9 million or $0.31 per share, respectively. Such estimated cost savings are not reflected in the pro forma results of operations presented above.

 3. PROPERTY AND EQUIPMENT

Property and equipment consists of ($000's):

                                                                 DECEMBER 31,
                                             USEFUL LIVES  ----------------------
                                               IN YEARS        1995        1994
                                           --------------  ----------  ----------
Land......................................                   $  3,000    $     --
Building..................................        30           11,311          --
Furniture and fixtures....................       5-7            2,341       1,176
Leasehold improvements....................       5-11           6,784       6,237
Information technology support systems ...      3 -10          55,730      33,625
Equipment under capital leases............        7             8,293       8,293
                                           --------------  ----------  ----------
                                                               87,459      49,331
Accumulated depreciation and
 amortization.............................                    (19,567)    (11,518)
                                                           ----------  ----------
Property and equipment--net...............                   $ 67,892    $ 37,813
                                                           ==========  ==========

   Depreciation and amortization expense was approximately $8.1 million, $5.2 million and $3.0 million for the years ended December 31, 1995, 1994 and 1993, respectively.

4. OTHER ASSETS

Other assets consist of ($000's):

                                DECEMBER 31,
                            -------------------
                               1995       1994
                            ---------  --------
Investment in Insignia
 (A).......................   $13,967   $    --
Investments in AMRE (B) ...     4,136        --
Investment in Wingate (C) .     3,000        --
Loan receivable--MOA (D) ..    10,000        --
Other .....................    24,425    15,552
                            ---------  --------
Other assets...............   $55,528   $15,552
                            =========  ========

   A. In connection with a strategic preferred vendor alliance with a subsidiary of Insignia Financial Group, Inc. ("Insignia"), on December 1, 1995 the Company purchased 1.0 million shares of Insignia common stock, representing approximately 4% of the outstanding common stock, for $14.0 million. The sale of such shares by the Company is subject to certain contractual restrictions. The investment is recorded at cost. Fair value at December 31, 1995, determined based on quoted market prices, was approximately $19.2 million.

   B. On October 17, 1995, the Company entered into an agreement to license the CENTURY 21 trademark to AMRE, Inc. ("AMRE") in connection with the selling and installation of home improvement products. The license agreement commenced on January 1, 1996, expires on December 31, 2015 and is cancelable at AMRE's option on December 31, 2005. License fees are payable quarterly based on the greater of 3% of AMRE's contract revenue or minimum fees ranging from $11.0 million in 1996 to $27.9 million in 2005 and increases based on increases in certain economic factors, thereafter.

   The Company also acquired 300,000 shares of AMRE's convertible preferred stock for $3.0 million on October 17, 1995. The preferred stock, which is accounted for at cost, has a stated cumulative dividend rate of 8%, is convertible by the Company into AMRE common stock at $5.90 per share at any time and is subject to mandatory redemption by AMRE on January 1, 2000. In December 1995, the Company acquired 87,000 shares of AMRE common stock for approximately $1.1 million, representing less than 1% of AMRE outstanding common stock. The investment in AMRE common stock is classified as an available for sale security and the fair value approximates the carrying value at December 31, 1995. The fair value of the combined AMRE investments at December 31, 1995, determined based on quoted market prices of the AMRE common stock, was approximately $8.7 million.

   The Company also provided AMRE with a revolving credit facility of up to $4 million of borrowings at LIBOR plus 1.5% through 1998. There were no borrowings under the facility at December 31, 1995.

    C. On March 31, 1995, the Company acquired a 1% general partnership interest for approximately $3 million in a limited partnership which develops, promotes and franchises the recently established Wingate InnSM franchise system, a new construction hotel brand. Through December 31, 1995, $15 million of capital was invested in the partnership through a private placement of limited partner unit interests. The Company has an option to acquire the limited partner investment at a 30% compounded annual rate of return plus additional outstanding capital loans and an additional call premium equal to approximately 1.5 times annual royalty revenue, as defined. The limited partners may require the Company to acquire the limited partner interest on August 29, 2001. The Company also agreed to finance additional limited partner capital contributions up to $60 million at the prime lending rate, upon the occurrence of certain events, including the addition of open and operating Wingate Inn properties. Due to limitations on the general partner's ability to enter into certain significant transactions, the Company does not control the limited partnership and accounts for its investment on the equity method.

   D. On March 31, 1995, the Company made a $10 million loan to MOA's parent company, New Image Realty Inc., bearing interest at 12% payable quarterly. The loan, as amended, is secured by MOA common stock and matures on March 31, 1998.

5. ACCOUNTS PAYABLE AND OTHER

Accounts payable and other consists of ($000's):

                                                       DECEMBER 31,
                                                   -------------------
                                                      1995       1994
                                                   ---------  --------
Accounts payable..................................   $ 6,887   $ 4,864
Marketing and reservation liabilities.............    12,508    10,159
Unearned franchise fees and other revenue ........    16,733     9,903
License restructuring and acquisition
 obligations......................................    10,276     5,732
Accrued payroll and related.......................    11,809     8,724
Accrued broker incentive bonus....................     4,738        --
Relocation home purchase liabilities..............     6,099        --
Other.............................................    14,950     4,642
                                                   ---------  --------
Accounts payable and other........................   $84,000   $44,024
                                                   =========  ========

6. LONG-TERM DEBT

Long-term debt consists of ($000's):

                                                        DECEMBER 31,
                                                   ---------------------
                                                       1995       1994
                                                   ----------  ---------
Revolving Credit Facility (A).....................   $     --   $ 45,000
5 7/8% Senior Notes (B)...........................    149,715    149,619
4 1/2% Convertible Senior Notes (C)...............    149,971    150,000
Obligations under capital leases and other loans        3,341      4,394
                                                   ----------  ---------
                                                      303,027    349,013
Less current portion..............................      2,249      1,597
                                                   ----------  ---------
Long-term debt....................................   $300,778   $347,416
                                                   ==========  =========

   A. REVOLVING CREDIT FACILITY -- The Company's revolving credit facility ("Revolving Credit Facility") provides up to a maximum of $300 million and $200 million of unsecured borrowings through December 1996 and 1997, respectively. The Revolving Credit Facility shall, at the Company's option, bear interest based on competitive bids of lenders participating in the facility, the administrative agent's prime rate or LIBOR plus a margin not to exceed 0.63%. The Company is required to pay a $150,000 annual administration fee and a quarterly facility fee ranging between 0.19% and 0.38% of the available facility. The Revolving Credit Facility contains covenants including restrictions on dividends and indebtedness, sale and lease back transactions, maintenance of minimum net worth and interest coverage ratios. The Revolving Credit Facility had an average interest rate of approximately 6.23% at December 31, 1994. Based upon the Company's published credit rating and the Revolving Credit Facility's variable interest rate, the carrying value of borrowings under the Revolving Credit Facility at December 31, 1994 approximated fair value.

    B. 5 7/8% SENIOR NOTES -- On December 16, 1993, the Company completed a public offering of $150 million unsecured 5 7/8% Senior Notes due December 15, 1998 ("Senior Notes"). Interest is payable semi-annually. An original issue discount approximating $478,000 was recorded at the date of issuance and is being amortized over the life of the issue using the interest method. The unamortized balance at December 31, 1995 and 1994 was $285,000 and $381,000, respectively. Based on quoted market prices, the fair value of the Senior Notes was approximately $150 million and $137 million at December 31, 1995 and 1994, respectively.

   C. 4 1/2% CONVERTIBLE SENIOR NOTES -- On October 5, 1994, the Company completed a public offering of Convertible Senior Notes ("4 1/2% Notes") due 1999, which are convertible at the option of the holders at any time prior to maturity into 55.106 shares of the Company's common stock per $1,000 principal amount of the 4 1/2% Notes, representing a conversion price of $18.15 per share. The 4 1/2% Notes are redeemable at the option of the Company, in whole or in part, at any time on or after October 1, 1997 at a redemption price of 101.125% of principal if redeemed prior to September 30, 1998 or at 100% of principal any time thereafter until maturity. Interest is payable semi-annually. Based on quoted market prices, the fair value of the 4 1/2% Notes was approximately $250 million and $143 million at December 31, 1995 and 1994, respectively.

Long-term debt payments including obligations under capital leases at December 31, 1995 are due as follows ($000's):

 YEAR                   AMOUNT
--------------------  ---------
1996.................  $  2,249
1997.................       981
1998.................   149,826
1999.................   149,971
                      ---------
                        303,027
Less current
 portion.............     2,249
                      ---------
Long-term debt.......  $300,778
                      =========

   DEBT REFINANCINGS -- On December 16, 1993, the Company refinanced its then senior secured credit facility through a public offering of the Senior Notes and a Revolving Credit Facility as described above. The senior secured facility financed the April 29, 1993 acquisition of the Super 8 franchise system and refinanced a similar existing facility. As a result of the December 16, 1993 and April 29, 1993 refinancings of existing debt, approximately $4.4 million and $8.4 million (net of tax), respectively, of deferred financing costs were written off and classified as extraordinary losses due to early extinguishment of debt.

   ISSUANCE OF 4 3/4% CONVERTIBLE SENIOR NOTES -- On February 22, 1996, the Company completed a public offering of $240 million unsecured 4 3/4% convertible senior notes ("4 3/4% Notes") due 2003, which are convertible at the option of the holder at any time prior to maturity into 14.993 shares of the Company's common stock per $1,000 principal amount of the 4 3/4% Notes, representing a conversion price of $66.70 per share. The 4 3/4% Notes are redeemable at the option of the Company, in whole or in part, at any time on or after March 3, 1998 at redemption prices decreasing from 103.393% of principal at March 3, 1998 to 100% of principal at March 3, 2003. However, on or after March 3, 1998 and prior to March 3, 2000, the 4 3/4% Notes will not be redeemable at the option of the Company unless the closing price of the Company's common stock shall have exceeded $93.38 per share (subject to adjustment upon the occurrence of certain events) for 20 trading days within a period of 30 consecutive trading days ending within five days prior to redemption. Interest on the 4 3/4% Notes is payable semi-annually commencing September 1, 1996.

7. FAIR VALUE OF FINANCIAL INSTRUMENTS

   The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of Statement of Financial Accounting Standards No. 107, "Disclosures About Fair

 Value of Financial Instruments." The estimated fair value amounts have been determined by the Company, using available market information and appropriate valuation methodologies. However, considerable judgement is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on estimated fair value.

The table below provides carrying value and fair value amounts and a cross reference to the applicable Note ($000's):

                                                    DECEMBER 31,
                            ----------------------------------------------------------
                                     1995                   1994
                            ---------------------  ---------------------
                              CARRYING     FAIR      CARRYING     FAIR      FAIR VALUE
                               VALUE       VALUE      VALUE       VALUE     REFERENCE
                            ----------  ---------  ----------  ---------  ------------
Cash and cash
 equivialents..............   $ 16,109   $ 16,109    $  5,956   $  5,956      Note 1
Other assets...............     31,103     40,959          --         --      Note 4
Long-term debt ............    303,027    403,341     349,013    329,394      Note 6
                            ----------  ---------  ----------  ---------  ------------

8. COMMITMENTS AND CONTINGENCIES

   A. NEW WORLD LICENSE -- The Company acquired, in 1990, the U.S. Ramada franchise agreements and the rights to sub-license the Ramada trademarks to U.S. lodging facilities under a 40-year, extendable license agreement with the licensor of the trademarks, New World (USA) Inc. ("New World"), that governs the use of the Ramada trademark domestically. The original license agreement contained covenants, including the maintenance of quality standards, minimum system-wide room sales, and minimum net worth of the seller in the aforementioned acquisition.

   In September 1990, Prime Hospitality, Inc. ("Prime"), the seller of the domestic Ramada franchise system filed for protection under Chapter 11 of the United States Bankruptcy Code. In July 1991, the Company entered into a restructuring agreement with New World to, among other things, obtain the ability to assign the license and eliminate the existing minimum net worth requirement. In connection with this restructuring, the Company paid to New World $3.7 million, including $2.5 million relating to payments made prior to the date of the agreement by New World on behalf of Prime. In addition, the Company agreed to assume certain additional obligations owed by Prime to New World, which have been recorded at an estimated value of $10.5 million. The payment to New World and the value of the assumed obligations have been reflected as excess of cost over fair value of net assets acquired.

   Effective August 4, 1992, New World and Prime reached a settlement which resulted in a benefit available of $1.5 million per year through 2003 plus $13.0 million in 2004 to reimburse the Company for advances made and to be made by the Company pursuant to the restructuring agreement. At December 31, 1995 the Company had made advances of $14.0 million and contingencies of $5.5 million related to litigation, which are repaid at the rate of $375,000 per quarter and is included in other income. Any additional advances, up to the aggregate benefit described above, will be repaid in the same manner.

   The license agreement, as modified, contains covenants, including maintenance of quality standards, minimum system-wide room sales and minimum net worth. Under the license agreement, royalty payments, subject to certain minimums, are calculated based on a percentage of Ramada system-wide gross room sales and are due quarterly in advance. Included in other current assets as prepaid license fees are $4.4 million and $4.3 million as of December 31, 1995 and 1994, respectively.

   B. LEASES -- The Company has noncancelable operating leases covering various equipment and facilities, which expire through 2004. Rental expense for the years ended December 31, 1995, 1994 and 1993 approximated $5.0 million, $3.8 million and $3.2 million respectively, excluding real estate taxes and other fees that are also the responsibility of the Company.

 Operating lease commitments over the next five years and thereafter are as follows ($000's):

 FOR THE YEARS ENDING DECEMBER 31,
---------------------------------
1996..............................  $ 4,215
1997..............................    3,240
1998..............................    3,170
1999..............................    2,863
2000..............................    2,870
Remaining years...................    7,346
                                   --------
Total minimum lease payments .....  $23,704
                                   ========

   The Company has been granted rent abatements for varying periods on certain of its facilities. Deferred rent relating to those abatements is being amortized on a straight-line basis over the applicable lease terms.

   C. EMPLOYMENT AGREEMENTS -- The Company has employment agreements with certain employees for remaining terms of one to five years. Annual commitments under these agreements are as follows ($000's):

 FOR THE YEARS ENDING DECEMBER 31,
---------------------------------
1996..............................  $ 7,903
1997..............................    6,707
1998..............................    2,105
1999..............................    1,541
2000..............................    1,541
                                   --------
Total employment agreements ......  $19,797
                                   ========

   Most of these agreements provide for severance pay should the employee be terminated without cause.

   D. LITIGATION -- In the normal course of business, certain litigation is initiated against the Company. Generally, these claims are insured and, in the opinion of management, disposition of such litigation will not have a material adverse effect on the Company's liquidity, consolidated financial position or results of operation.

9. RELATED PARTY

   In November 1994, the Company distributed all of the capital stock of its wholly owned subsidiary, CHRT, to its shareholders ("Distribution"). Prior to the Distribution, CHRT engaged in the development and ownership of casino gaming facilities. The Company retained its casino services business. The Company distributed $98.2 million of net gaming assets, including $50 million cash and $48.2 million of gaming loans and investments in connection with the Distribution. In connection with the Distribution, the Company and CHRT entered into agreements pursuant to which marketing, advisory, financing and corporate services were to be provided by the Company. Concurrent with the acquisition of the Travelodge franchise system and CHRT's acquisition of FHI (See Note 2), the marketing and advisory agreements were terminated and the Financing Agreement was modified such that the Company is to provide up to $75 million of credit enhancements to CHRT's non-gaming industry financings for a fee of 2% per annum. The corporate services agreement was modified to provide that the Company is to provide financial, legal and other corporate administrative support and advisory services through September 1996, and thereafter advisory services through January 2019 for a fee of $1.5 million per year. Included in other income in 1995 and 1994 is $3.5 million and $0.4 million, respectively, of fees pursuant to the financing, corporate and advisory service agreements.

10. STOCKHOLDERS' EQUITY

   A. STOCK OPTIONS -- The Company has two stock option plans, the 1992 and 1993 Stock Option Plans, as amended, which provide for the granting of options to certain officers and employees to purchase shares of the Company's common stock generally over ten years at prices not less than the fair market value at the date of grant. Options granted are exercisable from one to six years from the date of grant.

The table below summarizes the activity of the plans (000's):

                                  OPTIONS         OPTION
                                OUTSTANDING     PRICE RANGE
                              -------------  ---------------
Balance at January 1, 1993 ..      9,636   $ 2.87-$4.08
Granted......................      3,582     7.94-11.17
Cancelled....................        (32)    2.87- 4.08
Exercised....................       (718)    2.87
                              -------------  ---------------
Balance at December 31,
 1993........................     12,468     2.87-11.17
Granted......................      3,228    11.71-13.41
Cancelled....................       (122)    3.74- 7.94
Exercised....................       (240)    3.13- 7.94
Distribution of NLC..........        454     7.94-13.41
                              -------------  ---------------
Balance at December 31,
 1994........................     15,788     2.87-13.41
Granted......................      5,476    13.63-29.13
Cancelled....................       (152)    4.08-23.44
Exercised....................       (605)    3.13-12.53
                              -------------  ---------------
BALANCE AT DECEMBER 31,
 1995........................     20,507     2.87-29.13
                              =============  ===============

   Shares exercisable at December 31, 1995 and 1994 were 7,078,886 and 4,630,266 respectively. Shares available for grant at December 31, 1995 and 1994 were 35,266 and 1,249,332, respectively.

   B. STOCK WARRANTS -- On December 15, 1995, the Company redeemed all outstanding warrants in accordance with the provisions of the warrant agreement underlying warrant obligations assumed in the CCI Merger (See Note
2). The Company received aggregate proceeds approximating $14.8 million from the exercise of such warrants in 1995, resulting in the issuance of approximately 1.0 million shares of Company common stock.

   C. EARNOUT AGREEMENT -- On January 31, 1992, the Company acquired substantially all of the assets comprising the franchise system of Days Inns of America, Inc. for $275.3 million consisting of $208.3 million of cash, $62.0 million of Company common and preferred stock and $5.0 million of assumed liabilities. In connection with the acquisition, the Company entered into an earnout agreement with Bryanston Group, Inc. ("Bryanston"), an affiliate of the two controlling stockholders of the sellers of the Days Inn franchise system which provided for the issuance of up to 7.1 million shares of common stock based upon the cash payments of royalties and other fees from franchised properties over a five-year period. Through December 31, 1994, 6.0 million shares were issued pursuant to the earnout agreement. In August 1995, the Company approved the accelerated vesting of the right to receive the remaining 1.1 million unvested shares. These shares and an additional 500,000 shares which were previously issued but not sold, were sold in a September 19, 1995 public offering. Accordingly, as of December 31, 1995, all shares included in the earnout agreement were issued and sold. The issuance of such shares resulted in a $28.1 million, $54.0 million and $15.3 million increase to excess of cost over fair value of net assets acquired and a corresponding increase to stockholders' equity during 1995, 1994 and 1993, respectively.

   D. AUTHORIZED SHARES -- On January 22, 1996, the Company's shareholders approved an amendment to the Company's Restated Certificate of Incorporation to increase the number of authorized shares of common stock to 300 million.

   E. DIVIDENDS -- The Company expects to retain its earnings for the development and expansion of its business and the repayment of indebtedness and does not anticipate paying dividends on common stock in the foreseeable future.

11. MARKETING AND RESERVATION ACTIVITIES

   A. DAYS INN, HOWARD JOHNSON, KNIGHTS INN, PARK INN, SUPER 8 AND VILLAGER -- The Company receives monthly marketing and reservation fees, each of which is a specified percentage of gross room sales from its Days Inn, Howard Johnson, Knights Inn, Park Inn, Super 8 and Villager franchisees. As provided in the franchise agreements, at the Company's discretion, all of these fees will be expended for marketing purposes and the operation of a centralized brand-specific reservation system and are controlled by the Company until disbursement. Franchise revenue includes marketing and reservation fees of approximately, $93,379,000, $86,198,000 and $77,225,000 for the years ended December 31,
1995, 1994 and 1993, respectively.

   B. RAMADA -- Ramada Inns National Association ("RINA") is an unincorporated association representing the owners of the hotels in the Ramada system. RINA provides a worldwide reservation system and provides advertising, promotional services and training to Ramada franchisees. The Company receives a combined fee for marketing and reservation activities based on a percentage of monthly gross room revenues from members of RINA which is controlled by the Company until disbursement. As provided in the franchise agreement, at the Company's discretion, all of these fees will be expended for advertising, promotional services, training and the operation of a worldwide reservation system. Included in franchise fees are RINA fees approximating $46,655,000, $44,352,000 and $40,017,000 for the periods ended December 31, 1995, 1994 and 1993, respectively. Included in marketing and reservation receivables is approximately $5,815,000 and $1,725,000 due from RINA as of December 31, 1995 and 1994, respectively.

   C. CENTURY 21 -- The Century 21 National Advertising Fund ("NAF") is an independent entity managed by the Company, the funds of which are used exclusively for advertising and public relations purposes for the collective benefit of the Century 21 organization, including all Century 21 franchisees. The NAF receives fees from Century 21 franchisees equal to 2% of their respective gross commissions earned on sales of real estate properties, subject to monthly minimum and maximum contributions. In addition, the Company is required to contribute 10% of royalty fees collected from Century 21 franchisees to the NAF. The contributions are expensed by the Company when the corresponding royalty fee is recognized. Included in marketing and reservation expense is approximately $4.2 million representing the Company's contribution to the NAF for the five month period ended December 31, 1995. The NAF cash balance was $4.3 million at December 31, 1995. Such amount is not included in the Company's consolidated financial statements.

   Advertising expense approximated $58.0 million, $42.8 million and $29.7 million for the years ended December 31, 1995, 1994 and 1993, respectively.

12. INCOME TAXES

The income tax provision consists of ($000's)

                                                       FOR THE YEARS ENDED DECEMBER 31,
                                                      ----------------------------------
                                                         1995        1994        1993
                                                      ---------  ----------- -----------
Current
 Federal.............................................   $41,456    $23,747      $ 1,253
 State...............................................     4,619      5,107          500
                                                      ---------  ----------- -----------
                                                         46,075     28,854        1,753
                                                      ---------  ----------- -----------
Deferred
 Federal.............................................     8,054      6,831       20,445
 1% change in federal corporate tax rate.............        --         --        1,807
 State...............................................     1,046      1,469        2,340
                                                      ---------  ----------- -----------
                                                          9,100      8,300       24,592
                                                      ---------  ----------- -----------
Provision for income taxes...........................   $55,175    $37,154      $26,345
                                                      =========  =========== ===========

   In 1993, the Company recorded (i) a $1,200,000 increase to its provision for income taxes in connection with the remeasurement of incremental net deferred tax liabilities recorded primarily as a result of the Super 8 acquisition and (ii) other incremental federal income taxes on 1993 income of $607,000 resulting from the increase in the federal corporate tax rate.

 Net deferred income tax assets and liabilities are comprised of the following ($000's):

                                                                      DECEMBER 31,
                                                               ------------------------
                                                                   1995         1994
                                                               -----------  -----------
Provision for doubtful accounts...............................   $  7,600     $  5,400
Unearned franchise fees and other.............................      7,800        6,600
Acquisition related reserves..................................      4,200        2,400
Franchise acquisition costs...................................     (2,400)      (2,100)
Other.........................................................      3,000          900
                                                               -----------  -----------
Current net deferred tax asset................................   $ 20,200     $ 13,200
                                                               ===========  ===========
Franchise agreement amortization..............................   $(73,600)    $(68,300)
Other.........................................................     (9,200)      (3,600)
                                                               -----------  -----------
Noncurrent net deferred tax liability.........................   $(82,800)    $(71,900)
                                                               ===========  ===========

The Company's effective income tax rate differs from the statutory federal rate as follows:

                                                                   FOR THE YEARS ENDED
                                                                      DECEMBER 31,
                                                               -------------------------
                                                                 1995     1994     1993
                                                               -------  -------  -------
Federal statutory rate........................................   35.0%    35.0%    35.0%
State income taxes net of federal benefit.....................    4.0      4.7      4.7
Change in deferred taxes due to 1% change in federal
 corporate rate...............................................     --       --      2.0
Other.........................................................    1.4      1.3      1.7
                                                               -------  -------  -------
Effective tax rate ...........................................   40.4%    41.0%    43.4%
                                                               =======  =======  =======

13. EMPLOYEE SAVINGS PLAN

   The Company has an employee savings plan in which any eligible employee may participate. The plan is a defined contribution 401(k) plan qualified under the Internal Revenue Code. The Company contributes an amount equal to twenty-five to fifty percent, based on years of service, of the pre-tax contributions made by participating employees, with respect to the first six percent of an employee's compensation. The Company has elected to pay the administrative expenses of the plan and the total charges to income relative to such expenses and Company matching were approximately $405,000, $332,000 and $327,000, respectively in 1995, 1994 and 1993.

14. FRANCHISING ACTIVITIES

   Revenue from franchising activities consists of initial fees charged to lodging properties and real estate brokerage offices upon execution of a franchise contract based on the number of rooms at the lodging property and estimated real estate brokerage offices' gross closed commissions. Initial franchise fees approximated $15,735,000, $13,816,000 and $10,609,000 for the years ended December 31, 1995, 1994 and 1993, respectively.

Franchising activity is summarized as follows:

                                                                 LODGING                REAL ESTATE
                                                               ---------              -------------
                                                        AS OF AND FOR THE YEARS ENDED DECEMBER 31,
                                                      ---------------------------------------------
                                                        1995      1994        1993         1995
                                                      -------  ---------  ----------  -------------
FRANCHISES IN OPERATION
Units at end of year.................................   4,603     4,229      3,783(1)      5,995(2)
EXECUTED BUT NOT OPENED
Acquired.............................................      31        --         83           104
New agreements.......................................     983       870        702           248
Backlog, end of year.................................     682       594        577           176

------------
(1)    Includes 1,010 acquired lodging franchises.
(2)    Substantially all acquired as part of the acquisition of Century 21.

15. INDUSTRY SEGMENT INFORMATION

   The Company's major business segments are comprised of guest lodging facility and real estate brokerage office franchise systems. As a franchisor, the Company licenses the owners and operators of independent businesses, principally hotels and real estate brokerage offices, to use the Company's brand names. The Company provides its customers with services designed to increase their revenue and profitability. These services permit franchisees to retain independence and local control while benefiting from the economies of scale of widely promoted brand names and standards of service, national and regional direct marketing and co-marketing arrangements and global procurement. Services provided to the lodging segment include access to a national reservation system, national advertising and promotional campaigns, co-marketing programs and volume purchasing discounts. Services provided to the real estate segment include national and local advertising and promotion, referrals and training and volume purchasing discounts.

Segment information ($000's):

                                              REAL
YEAR ENDED DECEMBER 31, 1995     LODGING     ESTATE     CORPORATE     OTHER     CONSOLIDATED
-----------------------------  ----------  ---------  -----------  ---------  --------------
Revenue.......................   $340,919   $ 47,967     $    --    $ 24,097     $  412,983
Operating profit..............    125,809     19,805          --      15,617        161,231
Corporate expenses............         --         --      (4,537)         --         (4,537)
Identifiable assets...........    805,380    190,257      66,453     103,718      1,165,808
Depreciation and
 amortization.................     26,058      2,997         663       1,139         30,857
Capital expenditures..........      7,206      2,540      14,706          71         24,523
                               ==========  =========  ===========  =========  ==============

16. SELECTED QUARTERLY FINANCIAL DATA -- (UNAUDITED)

(In thousands except per share amounts)

                                                                                TOTAL
                                   FIRST     SECOND      THIRD      FOURTH       YEAR
                                ---------  ---------  ----------  ---------  ----------
1995
------------------------------
Franchise fees.................   $66,155    $85,634    $113,340   $ 96,109    $361,238
Total revenue..................    74,153     96,329     129,249    113,252     412,983
Income before income taxes and
 minority interest.............    20,440     34,304      47,105     34,721     136,570
Net income ....................    12,062     20,183      27,119     20,366      79,730
                                =========  =========  ==========  =========  ==========
Net income per share:
 Primary.......................   $   .12    $   .19    $    .25   $    .18    $    .74
 Fully diluted.................       .12        .19         .24        .18         .73
                                =========  =========  ==========  =========  ==========
1994
------------------------------
Franchise fees.................   $57,741    $73,974    $ 86,599   $ 64,930    $283,244
Total revenue..................    64,286     81,036      95,018     72,207     312,547
Income before income taxes ....    16,809     23,901      31,526     18,407      90,643
Net income ....................     9,918     14,102      18,601     10,868      53,489
                                =========  =========  ==========  =========  ==========
Net income per share:
 Primary and fully diluted ....   $   .10    $   .14    $    .18   $    .11    $    .53
                                =========  =========  ==========  =========  ==========

   All per share information presented has been retroactively adjusted to reflect the stock splits discussed in Note 1 in the Notes to the Consolidated
                            Financial statements.

17. RECENT ACQUISITIONS

   A. COLDWELL BANKER -- On May 31, 1996, the Company acquired by merger Coldwell Banker Corporation ("Coldwell Banker"), at the time the largest gross revenue producing residential real estate company in North America and a leading provider of corporate relocation services. The Company paid $640 million in cash for all of the outstanding capital stock of Coldwell Banker and repaid approximately $105 million of Coldwell Banker indebtedness. The aggregate purchase price for the transaction was financed through the May 9, 1996 sale of Company common stock in which the Company sold an aggregate 19.4 million shares of Company common stock pursuant to a public offering (the "Offering").

   Immediately following the closing of the Coldwell Banker acquisition, the Company conveyed Coldwell Banker's 318 owned real estate brokerage offices ("Owned Brokerage Business") to National Realty Trust (the "Trust"), an independent trust in which the Company has no beneficial interest. The Company recorded a $5 million expense in the second quarter of 1996 representing the fair value of operations contributed to the Trust. The charge represents the fair value of the Owned Brokerage Business based upon a valuation which considered earnings, cash flow, assets and business prospects of the contributed business.

   B. ACQUISITION OF AVIS, INC. -- On October 17, 1996, the Company completed the acquisition of all of the outstanding capital stock of Avis, Inc. ("Avis"), including payments under certain employee stock plans of Avis and the redemption of certain series of preferred stock of Avis for an aggregate $806.5 million. The purchase price was comprised of approximately $367.2 million in cash, $100.9 million in indebtedness and $338.4 million (approximately 4.6 million shares) in Company common stock.

   Avis. together with its subsidiaries, licensees and affiliates, operates the Avis rental car business, which the Company believes is the second largest car rental system in the world.

   Prior to the consummation of the acquisition, the Company announced its intention to dispose of a majority interest in the corporation which owns all company-owned Avis car rental locations (the "Operating Company") through an initial public offering of the common stock of the Operating Company during 1997. The Operating Company will license the Avis trademark from the Company in return for a license fee based on a percentage of Operating Company revenue. Accordingly, the Company intends to reflect the acquired net assets and results of operations of the Operating Company as "investment in car rental operating company-net" and "other revenue", respectively until such offering.

   C. ACQUISITION OF RESORT CONDOMINIUMS INTERNATIONAL, INC. -- On November 12, 1996, the Company completed the acquisition of all the outstanding capital stock of Resort Condominiums International, Inc., and its affiliates ("RCI") for approximately $625 million comprised of $550 million in cash and $75 million of Company common stock. The purchase agreement provides for contingent payments of up to $200 million over the next five years.

   RCI, based in Indianapolis, Indiana, is the world's largest provider of timeshare exchange programs, providing services for approximately two million timeshare owners and approximately 3,000 resorts around the world. RCI is also engaged in publishing related to the timeshare industry and provides other travel-related services, integrated software systems and resort management and consulting services.

   D. PENDING ACQUISITION OF PHH CORPORATION ("PHH") -- On November 10, 1996, the Company entered into a definitive merger agreement (the "Merger Agreement") pursuant to which the Company will issue approximately $1.7 billion of Company common stock in exchange for all of the outstanding common stock of PHH. Pursuant to the terms of ther Merger Agreement, the number of Company shares to be issued may range from 21.3 to 28.8 million, based upon the average share price of the Company's common stock over a period of 20 trading days ending five days prior to the date of the vote by PHH shareholders on approval of the transaction. PHH is the world's largest provider of corporate relocation services and also provides mortgage banking and vehicle management services. Consummation of the transaction is subject to customary regulatory approvals and the approval of the shareholders of each company. The transaction, which is expected to close in early 1997, will be accounted for as a pooling of interests.

PRO FORMA INFORMATION

   The following information reflects the pro forma results of operations of the Company for the year ended December 31, 1995 assuming the following transactions using the purchase method of accounting occurred on January 1, 1995: (i) the August 1, 1995 acquisition of Century 21 Real Estate Corporation ("Century 21"); (ii) the acquisition by merger in May 1995 of, Central Credit, Inc.; (iii) the acquisition of Avis and the issuance of the Company common stock as partial consideration for Avis; (iv) the acquisition of RCI and the issuance of the Company common stock as partial consideration for RCI; (v) the acquisition of Coldwell Banker and the related contribution of Coldwell Banker's owned real estate brokerage offices to the Trust; (vi) proceeds from an offering of the Company's common stock to the extent necessary to fund the acquisition of Coldwell Banker and the related repayment of indebtedness and acquisition expenses; (vii) the 1996 acquisitions of Travelodge, ERA and the Century 21 NORS; and (viii) the February 22, 1996 issuance of $240 million of 4 3/4% convertible senior notes due 2003 (the "4 3/4% Notes", see Note 6) to the extent such proceeds were used to finance acquisitions. The acquisitions have been or will be accounted for using the purchase method of accounting. Accordingly, assets acquired and liabilities assumed have been or will be recorded at their estimated fair values, which are subject to further refinement, based upon appraisals and other analyses with appropriate recognition given to the effect of current interest rates and income taxes. Management does not expect that the final allocation of the purchase price for the above acquisitions will differ materially from the preliminary allocations. The pro forma results are not necessarily indicative of the results of operations that would have occurred had the transactions been consummated as indicated nor are they intended to indicate results that may occur in the future. The underlying pro forma information includes the amortization expense associated with the assets acquired, the reflection of the Company's financing arrangements and the related income tax effects. Certain other Company acquisitions were not material and therefore were not reflected in the pro forma statements of operations.

(In thousands, except per share amounts)

                                                   YEAR ENDED
                                                DECEMBER 31, 1995
                                               -----------------
Net revenues .................................     $1,145,162
Income before income taxes....................        272,320
Net income....................................        159,925
Net income per share (fully diluted) .........     $     1.14
Weighted average common and common equivalent
 shares outstanding (fully diluted)...........        144,335

RECENT EVENTS -- (UNAUDITED)

   A. DEBT -- On October 2, 1996, the Company replaced an existing $300 million revolving credit facility with $1 billion in revolving credit facilities consisting of (i) a $500 million, five year revolving credit facility (the "Five Year Credit Facility") and (ii) a $500 million, 364 day revolving credit facility (the "364 Day Revolving Credit Facility" (collectively the "Revolving Credit Facilities")). The Company may renew the 364 Day Revolving Credit Facility on an annual basis for an additional 364 days up to a maximum aggregate term of five years upon receiving lender approval. The Revolving Credit Facilities, at the option of the Company, bear interest based on competitive bids of lenders participating in the facilities, at the prime rate or at LIBOR plus a margin approximating 25 basis points.

   B. PURCHASE OF MINORITY INTEREST --Effective October 29, 1996 (the "Effective Date"), the Company amended the Subscription and Stockholders Agreement dated as of August 1, 1995 among C21 Holding Corp., the Company and a group of former executives of Century 21 Real Estate Corporation (the "Former Management") pursuant to which the Company owns 87.5% of C21 Holding Corp. and the Former Management owns 12.5% of C21 Holding Corp. Such amendment provides for the acceleration of the Company's option to purchase the 12.5% ownership from the Former Management at fair market value to a date which is approximately 90 days from the Effective Date, with fair market value determined as of the Effective Date. The Company is in the process of determining the fair market value of C21 Holding Corp. and expects to complete such purchase in the second quarter of 1997.